The share exchange described in this press release involves securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

November 2, 2015

Company name:	The Joyo Bank, Ltd.
Representative:	Kazuyoshi Terakado, President
(Code number: 8333 First Section, Tokyo Stock Exchange)

Company name:	Ashikaga Holdings Co., Ltd.
Representative:	Masanao Matsushita, President and Chief Executive Officer
(Code number: 7167 First Section, Tokyo Stock Exchange)

Notice Regarding the Basic Agreement Concerning a Business Integration through a Share Exchange of The Joyo Bank, Ltd. and Ashikaga Holdings Co., Ltd.

The Joyo Bank, Ltd. (President:  Kazuyoshi Terakado) (“Joyo”) and Ashikaga Holdings Co., Ltd. (President:  Masanao Matsushita) (“Ashikaga HD”) (together, the “Companies”) resolved at their respective meetings of the board of directors held today to reach a basic agreement to aim for the consummation of a business integration (the “Business Integration”), and the Companies entered into the basic agreement (the “Basic Agreement”) today as follows.

Description

1.	Background and Purpose of the Consideration of the Business Integration

(1)	Circumstances and background

Joyo and Ashikaga HD’s subsidiary, The Ashikaga Bank, Ltd. (President:  Masanao Matsushita) (“Ashikaga Bank”) (together with Joyo, the “Banks”), have each provided smooth financial services in the Northern Kanto region centered in the Ibaraki and Tochigi Prefectures as leading regional banks with a firm sales base.

The Northern Kanto region, where the Banks’ main sales base is located, is a region with one of the nation’s highest-potential for establishment of new businesses on the back of transportation infrastructure, such as the Kita-Kanto Expressway and the Metropolitan Inter-City Expressway, the Shinkansen and the Tsukuba Express, and the Ibaraki Port and the Ibaraki Airport, as well as favorable geography being located close to the Metropolitan area.  On the other hand, with respect to the business environment surrounding regional financial institutions, amid concerns about the shrinking regional economy due to changes in the social structure, such as a decrease in total population and acceleration of aging society combined with the declining birth rate, intense competition among financial institutions has continued as a result of surplus funds.  Moreover, economic globalization and technological innovation mainly in the IT sector have significantly changed industrial and social structure, encouraging other businesses to enter the financial sector and creating a new competitive environment, while also offering growth opportunities through expansion of financial services.

In light of these structural changes in the surrounding business environment, the Companies came to realize that it would be effective and beneficial to proactively exercise their collaborative innovation capabilities and create wealth under a common philosophy in order to further contribute to regional revitalization as regional financial institutions and to continue to grow with customers and local communities.

Based on such common understanding, the Companies reached a basic agreement to aim to consummate the Business Integration with the intention of responding to the expectations of customers, local communities and shareholders with speed and quality that would be difficult to achieve alone by expanding the sales base and enhancing the operating foundation through the integration, in cooperation with each other under their brand names that are deeply-rooted in their communities and producing synergy by mutually using the other party’s management resources and know-how.

(2)	Purpose, philosophy and synergy of the Business Integration

The new financial group that will be established will aim to maintain and promote the relationships with customers and deep understanding of local communities that the Banks have built over the years, as well as to realize the advancement of comprehensive financial services and operational efficiencies by taking advantage of a wide area network and other connections formed through the Business Integration.

Through this, the Banks will be able to provide more convenient, high-quality comprehensive financial services that can only be achieved through the integration of leading regional banks.

The Banks will aim to become a group that is highly valued by each stakeholder by achieving sustained growth as a driving force of regional development and revitalization and improvement of corporate value in response to the expectations of shareholders and markets, as well as expansion of the opportunities for executives and employees and enhance their pride in and enjoyment of their duties.

Furthermore, the Banks will aim to become a financial group that is open to other regional financial institutions who share their corporate ideal.

A.	Banking business

In the banking business, the Banks will aim to become a “more convenient and reliable bank” through cooperation between the Banks in addition to their efforts to deepen the relationships of each Bank, to expand the network and to effectively utilize information technology.

(i)
In sales to corporate customers, the Banks will aim to produce synergy by financing regional small and medium-sized enterprises by conducting extensive research of the market, promoting business matching that utilizes technology assessment capabilities and a wide sales network covering nine prefectures, providing high-quality solutions in the areas of business successions and M&A, providing overseas business support and providing similar services.

(ii)
For retail customers, the Banks will aim to produce synergy through the joint development and collaboration in the promotion of products and services based on enhancement of marketing, provision of further convenience that utilizes the wide area network and the Internet, expansion of the sales network and development of shared branches, provision of high-level consulting that meets the various needs of asset management, support for smooth asset succession to the next generation and provision of similar services.

(iii)
For regional communities, the Banks will aim to enhance their contributions through the use of their thorough regional information network in the strategy of wide-area regional and industrial development, the use of and collaboration with research institutes, provision of solutions to local governments and provision of similar services.

(iv)	In the investment of securities, under common ALM/risk management, the Banks will aim to enhance the management of securities that total 4 trillion yen.

B.	Lease and securities business and other businesses

Together with the banking business, the Banks will aim to provide one-stop financial services with higher added value.

Through a new business alliance between Ashikaga Bank and Joyo’s leasing subsidiary and securities subsidiary, Ashikaga Bank will aim to re-enter the leasing business and to enter the securities business in order to increase revenue in the non-banking business.

The Banks will also consider entering new businesses and collaboration in the fund business, think tank function and credit card service and taking similar measures.

C.	Management efficiency

The Banks will aim to improve management efficiency by streamlining and integrating overlapping areas, such as headquarter and affiliate functions and infrastructures, sharing overseas base and sales base, and using a common platform, including systems, and to shift personnel and other management resources generated as a result to growing areas.

D.	Mutual complement of know-how and integration of corporate culture through personnel exchanges

In order to realize the benefits of integration swiftly, the Banks will aim to exchange personnel actively to mutually complement know-how and integrate corporate culture.

(3)	Approval for the Business Integration

The Companies have received confirmation from Ashikaga HD’s largest shareholder, Nomura Financial Partners Co., Ltd., that it intends to approve the Business Integration.

2.	Form of Integration

The Business Integration will be carried out by the holding company method.  In order to complete the business integration quickly, the Companies plan to utilize Ashikaga HD, which already has a holding company structure, as the holding company of the new financial group.

Specifically, subject to obtaining the approval of shareholders of the Companies for matters necessary for the Business Integration and obtaining regulatory approvals required for the Business Integration, the Companies plan to carry out the Business Integration by October 1, 2016 by changing the company name of Ashikaga HD (the specific company name will be determined in a definitive agreement regarding the Business Integration (the “Definitive Agreement”); the holding company after the change of company name will be referred to as “Holding Company”) and having Joyo conduct a share exchange with the Holding Company.

In addition, the Companies may change the form of the Business Integration after continuing discussions and considerations conducted in the future between the Companies.

3.	Terms of the Share Exchange

(1)	Schedule of the Share Exchange

November 2, 2015 (today)	Execution of the Basic Agreement
April 2016 (planned)	Resolution of the board of directors of the Companies Execution of the Definitive Agreement concerning the Business Integration
June 2016 (planned)	General shareholders meetings of the Companies
September 28, 2016 (planned)	Date of delisting of Joyo shares
October 1, 2016 (planned)	Effective date of the Share Exchange

(Note)
As mentioned in “9. Other” below, the Business Integration is subject to obtaining approvals from the relevant authorities necessary to consummate the Business Integration.  The Companies will announce immediately if the process of the Business Integration will be delayed or it becomes difficult to proceed with the Business Integration based upon the status of obtaining the approvals,

(2)	Details of Allotment in the Share Exchange (Share Exchange Ratio)

	Joyo	Holding Company (currently Ashikaga HD)
Share Exchange Ratio	1.170	1

(Note 1) Details of allocation in the Share Exchange (planned)

Joyo shareholders will receive 1.170 shares of Holding Company common stock for each share of Joyo common stock.

If the number of Ashikaga HD shares which Joyo shareholders will receive through the Share Exchange includes a fraction of less than one share, the relevant shareholder will be paid a cash amount corresponding to such fractional share pursuant to Article 234 of the Companies Act of Japan (“Companies Act”) and other relevant laws and regulations.

The above Share Exchange Ratio may be adjusted upon consultation between the Companies depending upon the result of the additional due diligence to be conducted or in the event that matters that cause material effect on the Share Exchange Ratio are found to exist.

(Note 2) Number of newly issued Ashikaga HD shares to be delivered through the Share Exchange (Planned)

Common stock: 845,782,412 shares

The above number has been calculated based on the total number of issued and outstanding shares of Joyo (766,231,875 shares) as of June 30, 2015.  However, Joyo plans to cancel all of its treasury shares immediately before the Share Exchange takes effect (the “Record Date”).  Accordingly, treasury shares held by Joyo (43,340,924 shares) as of June 30, 2015 have not been included in calculating the above number.

The number of newly issued Ashikaga HD shares to be delivered through the Share Exchange may change if the number of Joyo’s treasury shares as of June 30, 2015 changes before the Record Date due to reasons such as exercise of the right to request purchase of shares by a Joyo shareholder.

(Note 3) Handling of shares constituting less than one unit (planned)

When the Business Integration is consummated, Joyo’s shareholders who receive shares constituting less than one unit (100 shares) of the Holding Company (“Shares Constituting Less than One Unit”) may not sell Shares Constituting Less than One Unit on the Tokyo Stock Exchange or any other financial instruments exchange market.  Shareholders who receive Shares Constituting Less than One Unit may request the Holding Company to purchase their Shares Constituting Less than One Unit pursuant to Article 192, paragraph (1) of the Companies Act or will be able to request the Holding Company to sell the number of shares needed, together with the number of Shares Constituting Less than One Unit held by such shareholder, to constitute one unit pursuant to Article 194, paragraph (1) of the Companies Act and the Articles of Incorporation, except in the case where the Holding Company does not possess enough shares requested to be sold.

(3)	Handling of stock acquisition rights and bonds with stock acquisition rights (planned)

In connection with the Share Exchange, the Holding Company will deliver to the holders of stock acquisition rights (including stock acquisition rights attached to bonds) issued by Joyo outstanding as of the Record Date  stock acquisition rights of the Holding Company based on the terms of stock acquisition rights and the Share Exchange Ratio.  Details will be decided by the execution of the Definitive Agreement.

The Holding Company will succeed liabilities of bonds with stock acquisition rights issued by Joyo.

4.	Basis for the Calculation of the Share Exchange Ratio

(1)	Basis and Reasons for the Share Exchange Ratio

The Companies have been discussing and considering consummating the Business Integration in or around October 2016.

As described in “(4) Measures to Ensure Fairness” below, Joyo appointed Mitsubishi UFJ Morgan Stanley Securities Co. Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as a third-party calculation institution to ensure the fairness of the Share Exchange Ratio, and commenced deliberations with respect to the Business Integration.  After careful discussions and negotiations with Ashikaga HD with reference to the financial analysis prepared by Mitsubishi UFJ Morgan Stanley Securities, Joyo concluded that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio indicated in “3. Terms of the Share Exchange – (2) Details of Allotment in the Share Exchange (Share Exchange Ratio)” above.

As described in “(4) Measures to Ensure Fairness” below, Ashikaga HD appointed PricewaterhouseCoopers Co., Ltd. (“PwC”) as a third-party calculation institution to ensure the fairness of the Share Exchange Ratio, and commenced deliberations with respect to the Business Integration. After careful discussions and negotiations with Joyo with reference to the financial analysis prepared by PwC, Ashikaga HD concluded that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio indicated in “3. Terms of the Share Exchange – (2) Details of Allotment in the Share Exchange (Share Exchange Ratio)” above.

As such, the Companies carefully negotiated and discussed the Share Exchange Ratio, comprehensively taking into account factors such as the financial position, assets, and future prospects of each party, based on the due diligence conducted by each company concerning the other, with each company making reference to the financial analysis of its calculation institution.  As a result of such negotiations and discussions, each of the Companies concluded in a meeting of its board of directors held today that the Share Exchange Ratio is fair.  Upon the decision thereof, the Companies have agreed to the Share Exchange Ratio for the Share Exchange.  Changes to the above Share Exchange Ratio may be made upon consultation between the Companies based upon the result of additional due diligence to be conducted or in the event that matters that cause material effect on the Share Exchange Ratio are found to exist.

(2)	Matters related to the Calculation

(i)	Names of the Institutions Making the Calculations and the Relationships with the Companies

Mitsubishi UFJ Morgan Stanley Securities, third-party calculation institution of Joyo, and PwC, third-party calculation institution of Ashikaga HD, are not related parties of either Joyo or Ashikaga HD and have no material interests requiring disclosure in regards to the Share Exchange.

(ii)	Summary of the Calculation

Mitsubishi UFJ Morgan Stanley Securities calculated the value of Joyo’s and Ashikaga HD’s shares based on the average market price analysis (with October 23, 2015 set as the record date for calculation because it is the business day preceding October 26, 2015 when some of the press reported on the Business Integration, the closing prices of Joyo and Ashikaga Holdings shares on the TSE on the record date for calculation and the average of the closing prices for one (1), three (3) and six (6) month(s) preceding the record date for calculation have been used), given that the shares of the Companies are listed on financial instruments exchange market and that the market share price of Joyo and Ashikaga HD is available.  Mitsubishi UFJ Morgan Stanley Securities also used the comparable peer company analysis, given that there were listed companies comparable to Joyo and Ashikaga HD, of which each share value could be determined by analogy through a comparative analysis of peer companies.  In addition, Mitsubishi UFJ Morgan Stanley Securities used the dividend discount model analysis (the “DDM analysis”) to calculate the value of Joyo’s and Ashikaga HD’s share to reflect the status of future business activities.

The respective ranges indicated below represent the number of common shares of the Holding Company to be allotted for one common share of Joyo.

	Analysis	Range of Share Exchange Ratio
1	Average Market Price Analysis	1.243 ~ 1.316
2	Comparable Peer Companies Analysis	0.767 ~ 1.330
3	DDM Analysis	0.536 ~ 1.439

Mitsubishi UFJ Morgan Stanley Securities’ fairness opinion and analysis of the above ranges of the Share Exchange Ratio as the basis thereof is directed to Joyo’s board of directors and addresses only the fairness from a financial point of view of the Share Exchange Ratio under the Basic Agreement to common shareholders of Joyo as of the date of the fairness opinion.  The fairness opinion and analysis do not address any other aspects of the transaction and do not constitute an opinion or recommendation to any shareholders of Joyo or Ashikaga HD as to how such shareholder should vote or act on any matter at any shareholder meeting with respect to the Business Integration.  Mitsubishi UFJ Morgan Stanley Securities did not recommend any specific Share Exchange Ratio to Joyo or its board of directors or that any specific Share Exchange Ratio constituted the only appropriate Share Exchange Ratio for the Business Integration. The fairness opinion and analysis of Mitsubishi UFJ Morgan Stanley Securities do not purport to be an appraisal or to reflect the prices at which shares of common stock of Joyo or Ashikaga HD might be traded.

In the fairness opinion and the analysis contained therein, Mitsubishi UFJ Morgan Stanley Securities assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Joyo and Ashikaga HD.  With respect to the financial projections, Mitsubishi UFJ Morgan Stanley Securities assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Joyo and Ashikaga HD of the future financial performance of Joyo and Ashikaga HD.  In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the Business Integration will be consummated in accordance with the terms set forth in the Basic Agreement without any waiver, amendment or delay of any terms or conditions.  Mitsubishi UFJ Morgan Stanley Securities assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Integration, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Integration.  Mitsubishi UFJ Morgan Stanley Securities is not a legal, accounting, tax, regulatory or actuarial advisor.  Mitsubishi UFJ Morgan Stanley Securities is a financial advisor only and relied upon, without independent verification, the assessment of Joyo or Ashikaga HD and their legal, accounting and tax advisors with respect to legal, accounting, tax, regulatory or actuarial matters.  Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of Joyo or Ashikaga HD, nor has Mitsubishi UFJ Morgan Stanley Securities been furnished with any such valuations or appraisals.  Mitsubishi UFJ Morgan Stanley Securities is not an expert in the evaluation of allowance for credit losses and did not conduct, and was not requested to conduct, independent evaluation of appropriateness of allowance for credit losses or a review of credit information pertaining to individual loans of Joyo and Ashikaga HD.  Therefore, Mitsubishi UFJ Morgan Stanley Securities assumed that the aggregate amount of allowance for credit losses for Joyo and Ashikaga HD are appropriate.  The fairness opinion and analysis of Mitsubishi UFJ Morgan Stanley Securities was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, October 23, 2015.  Events occurring after such date might have an effect on the analysis and fairness opinion and the assumptions used in preparing it, but Mitsubishi UFJ Morgan Stanley Securities has not assumed any obligation to update, revise or reaffirm its analysis and fairness opinion.  In arriving at its fairness opinion, Mitsubishi UFJ Morgan Stanley Securities was not authorized to solicit, and did not solicit, interest from any party with respect to any merger, business combination or other extraordinary transaction involving Joyo.

The preparation of a fairness opinion and the analysis as the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description.  In preparing its opinion, Mitsubishi UFJ Morgan Stanley Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered.  Mitsubishi UFJ Morgan Stanley Securities believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion.  In addition, Mitsubishi UFJ Morgan Stanley Securities may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions.  As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley Securities’ view of the actual value of Joyo or Ashikaga HD.  In performing its analyses, Mitsubishi UFJ Morgan Stanley Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Joyo or Ashikaga HD.  Any estimates contained in Mitsubishi UFJ Morgan Stanley Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates.  The summary contained herein describes the material analyses performed by Mitsubishi UFJ Morgan Stanley Securities but does not purport to be a complete description of the analyses performed by Mitsubishi UFJ Morgan Stanley Securities.  The Share Exchange Ratio was determined through arm’s length negotiations between Joyo and Ashikaga HD and was approved by Joyo’s board of directors.  Mitsubishi UFJ Morgan Stanley Securities’ analysis and fairness opinion and its presentation to Joyo’s board of directors was only one of many factors taken into consideration by Joyo’s board of directors in deciding to approve the Business Integration.  Consequently, the analyses as described herein should not be viewed as determinative of the opinion of Joyo’s board of directors with respect to the Share Exchange Ratio or of whether Joyo’s board of directors would have been willing to agree to a different share exchange ratio.

Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to the board of directors of Joyo in connection with this transaction and will receive a fee for its services, a substantial portion of which is contingent upon the consummation of the Business Integration.  In the past, Mitsubishi UFJ Morgan Stanley Securities and its affiliates have provided financial advisory and financing services for Joyo and have received fees in connection with such services.  Mitsubishi UFJ Morgan Stanley Securities and its affiliates may also seek to provide such services to Joyo and Ashikaga HD and their affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Mitsubishi UFJ Morgan Stanley Securities and its affiliates is a global financial services firm engaged in the banking, securities, trust, investment management and other financial businesses (collectively, “Financial Services”).  Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services.   In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley Securities and its affiliates may at any time hold long or short positions, may provide Financial Services to Joyo, Ashikaga HD, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Joyo, Ashikaga HD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley Securities and its affiliates and their directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities or loans of Joyo, Ashikaga HD, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley Securities and its affiliates may at any time carry out ordinary course brokerage activities for Joyo, Ashikaga HD, or any company that may be involved in this transaction.

As described in “(4) Measures to Ensure Fairness” below, pursuant to a request from the Board of Directors of Joyo, Mitsubishi UFJ Morgan Stanley Securities submitted to the Board of Directors of Joyo an opinion (a fairness opinion) to the effect that the Share Exchange Ratio is fair for common shareholders of Joyo from a financial point of view under the aforementioned premises and certain other premises and qualifications.  The calculation of Share Exchange Ratio results and the opinion provided by Mitsubishi UFJ Morgan Stanley Securities were submitted for the Board of Directors of Joyo, and cannot be relied on or used for any other purpose or by any other persons.  In addition, Mitsubishi UFJ Morgan Stanley Securities does not express any opinion or offer recommendations with regard to the exercise of voting rights by shareholders at Joyo’s General Meeting of Shareholders, which will be held in connection with the Business Integration.

In the profit plan provided by the Companies to Mitsubishi UFJ Morgan Stanley Securities as the calculation basis for its valuation via the DDM analysis, there is no fiscal year in which profit or loss is expected to increase considerably.

PwC calculated the value of Joyo’s and Ashikaga HD’s shares based on the average market price method (with October 26, 2015 set as the record date for calculation because some of the press reported on the transaction after trading hours on that day, the closing prices of the Companies’ shares on the TSE on the record date for calculation and the simple average of the closing prices and the weighted average volume for one (1), three (3) and six (6) month(s) preceding the record date for calculation have been used), given that the shares of the Companies are listed on financial instruments exchange market and that the market share price of the Companies is available.  PwC also used the comparable peer company method, given that there were listed companies comparable to the Companies, of which each share value could be determined by analogy through a comparative analysis of peer companies.  Furthermore, in order to reflect future business activities to the evaluation, PwC conducted a dividend discount model (DDM) method, which is a method used to analyze share value by discounting, using cost of capital, the value attributable to the shareholders after taking into account retained earnings and other factors necessary to maintain certain capital structure, which method is used generally for analysis by financial institutions.  The result of each method is indicated below.  The respective ranges indicated below represent the number of common shares of Ashikaga HD to be allotted for one common share of Joyo.

	Method	Range of Share Exchange Ratio
1	Average Market Price Method	1.240 ~ 1.314
2	Comparable Peer Company Method	0.996 ~ 1.295
3	DDM Method	0.974 ~ 1.242

In calculating the Share Exchange Ratio, PwC used, in principle, the information provided by the Companies and publicly available information, assuming that such information was accurate and complete and that there were no facts undisclosed to PwC that could have a material impact on the valuation of the Share Exchange Ratio as well as other factors, without independent verification of the accuracy or completeness of such information.  PwC did not conduct an independent evaluation, appraisal or assessment and did not request a third-party institution to value, appraise or assess the assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of either company or their affiliates.  In addition, PwC presumed that information on financial forecasts (including business plan and others), which has been obtained from the Companies, has been reasonably prepared based on the best currently available forecasts and judgment of the management of the Companies.  In the business plan provided by the Companies to PwC as the calculation basis for its valuation via the DDM method, there is no fiscal year in which profit or loss is expected to increase considerably.  PwC’s calculations of the Share Exchange Ratio reflected information and economic conditions as of October 30, 2015.

(3)	Expected Delisting and Reasons for the Delisting

After the Business Integration is completed, Joyo shares will be delisted in accordance with the delisting standards of each financial instruments exchange market on September 28, 2016.  However, shares of the Holding Company (currently Ashikaga HD) which will be allocated to Joyo shareholders are listed on the financial instruments exchange markets and will continue to be tradable on each of the financial instruments exchange market.

(4)	Measures to Ensure Fairness

In order to ensure fairness of the Business Integration, Joyo has taken the following measures.

To ensure the fairness and appropriateness of the Business Integration, Joyo received an opinion (a fairness opinion) from Mitsubishi UFJ Morgan Stanley Securities to the effect that the Share Exchange Ratio is fair for common shareholders of Joyo from a financial point of view under the aforementioned premises and qualifications set forth in “(2) Matters related to the Calculation – (ii) Summary of the Calculation” above, in addition to the results of the aforementioned financial analysis regarding the Share Exchange Ratio.

In order to obtain advice on consideration of the Business Integration between the Companies and other support for the consummation of the Business Integration, Joyo appointed KPMG AZSA LLC and KPMG Tax Corporation as an independent financial advisor.

Joyo retained Nagashima Ohno & Tsunematsu as an independent legal advisor and obtained legal advice on method and process of the decision making and other procedures of the board of directors towards execution of the Basic Agreement relating to the Business Integration between the Companies.

In order to ensure the fairness of the Business Integration, Ashikaga HD has taken the following measures.

In order to ensure the fairness and appropriateness of the Business Integration, Ashikaga HD appointed PwC as its third-party calculation institution and received a statement of calculation of the Share Exchange Ratio for the purpose of constituting the basis of the agreement on the Share Exchange Ratio to be used in the Share Exchange.

In order to obtain advice on consideration of the Business Integration between the Companies and other support for the consummation of the Business Integration, Ashikaga HD appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Deloitte Touche Tohmatsu LLC as its independent financial advisors.  Ashikaga HD appointed Nomura Securities as a financial advisor on the account that Nomura Securities’ independence is secured even though it is a subsidiary of Nomura Holdings, Inc., which is the parent company of a major shareholder of Ashikaga HD, because of Nomura Securities’ experience as a financial advisor and because the transactions with Nomura Securities are conducted in accordance with general terms and conditions with comparable companies.

Ashikaga HD retained Mori Hamada & Matsumoto as an independent legal advisor and obtained legal advice on method and process of the decision making and other procedures of the board of directors towards execution of the Basic Agreement relating to the Business Integration between the Companies.

(5)	Measures to Avoid Conflicts of Interest

There is no conflict of interest between Joyo and Ashikaga HD in connection with the Business Integration, and therefore, the Companies have not taken any special measures to avoid potential conflicts of interest.

5.	Summary of the Holding Company after the Business Integration

(1)	Summary of the New Group

The Business Integration will create a new group ranking among the top regional banks in Japan that operates in the Northern Kanto region with 331 branches, about 13 trillion yen in deposit balance, about 10 trillion yen in loans and about 4 trillion yen in securities.

[Reference] (as of March 31, 2015)
	The Joyo Bank, Ltd.	Ashikaga Holdings Co., Ltd.	Total
Total assets (consolidated)	9,065.4 billion	5,864.2 billion	14,929.6 billion
Net assets (consolidated)	601.8 billion	287.1 billion	888.9 billion
Deposits (non-consolidated)	7,728.7 billion	5,085.3 billion	12,814.1 billion
Loans and bills discounted (non-consolidated)	5,656.4 billion	4,189.4 billion	9,845.8 billion
Securities portfolio (non-consolidated)	2,735.4 billion	1,236.8 billion	3,972.2 billion
Number of employees (consolidated)	3,687	2,944	6,631
Number of branches (including sub-branches)	178	153	331

(2)	Company Name

Company name of the Holding Company at the time of the Business Integration will be decided in the Definitive Agreement after discussions between the Companies.

(3)	Location of Head Office

Location of the head office of the Holding Company at the time of the Business Integration will be decided in the Definitive Agreement after discussions between the Companies.  The location of the head offices of Joyo and Ashikaga Bank will not be changed.

(4)	Representative Director

There will be two representative directors of the Holding Company after the Business Integration.  Joyo will have the right to appoint Representative Director and President, while Ashikaga Bank will have the right to appoint Representative Director and Vice President.

(5)	Governance and Organization System

The Holding Company is planned to be a company with an audit & supervisory committee at the time of the Business Integration.

(6)	Future Reorganization

In order to realize synergy of the integration after the Business Integration, the Companies will consider implementing measures to strengthen streamlining and efficiency of the new group’s management and sales ability, including reorganization of the operating subsidiaries of Joyo and Ashikaga Bank.

6.	Establishment of an Integration Preparatory Committee

The Companies will establish an Integration Preparatory Committee to discuss and consider consummating the Business Integration promptly on or after today.

7.	Profile of the Companies

(1)	Company Profile (as of March 31, 2015)

Name	The Joyo Bank, Ltd.		Ashikaga Holdings Co., Ltd.
Location	5-5, Minamimachi 2-chome, Mito, Ibaraki		1-25, Sakura 4-chome, Utsunomiya, Tochigi
Representative	Kazuyoshi Terakado, President		Masanao Matsushita, President and Chief Executive Officer
Businesses	Banking business		Bank holding company
Capital	85,113 million yen		117,495 million yen
Date Established	July 30, 1935		April 1, 2008
Number of Shares Issued and Outstanding	766,231 thousand shares		333,250 thousand shares
Fiscal Year End	March 31		March 31
Total Assets (consolidated)	9,065,458 million yen		5,864,239 million yen
Net Assets (consolidated)	601,840 million yen		287,121 million yen
Deposits (non-consolidated)	7,728.7 billion yen		(Ashikaga Bank only) 5,085.3 billion yen
Loans and Bills Discounted (non-consolidated)	5,656.4 billion yen		(Ashikaga Bank only) 4,189.4 billion yen
Number of Employees (consolidated)	3,687		2,944
Number of Branches (including sub-branches)	178 branches		(Subsidiary Ashikaga Bank only) 158 branches
Major Shareholders and Shareholding Ratio	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.78%	Nomura Financial Partners, Inc.	36.87%
	Nippon Life Insurance Company	3.28%	ORIX Corporation	12.00%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.26%	Sompo Japan Nipponkoa Insurance Inc.	5.70%
	Sompo Japan Nipponkoa Insurance Inc.	3.02%	Mitsui Sumitomo Insurance Company, Limited	4.50%
	The Dai-ichi Life Insurance Company, Limited	2.22%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.21%
Relationship between Companies
Capital	Joyo holds 1,290 thousand shares of common stock of Ashikaga HD
Personnel	None
Transaction	None, other than ordinary interbank transactions
Status as a related party	None

(2)	Results of Operations and Financial Conditions for the Most Recent Three Years
(Unit: millions of yen)
	The Joyo Bank, Ltd.			Ashikaga Holdings Co., Ltd.
Fiscal year	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
Net assets (consolidated)	506,649	516,971	601,840	279,343	241,135	287,121
Total assets (consolidated)	8,268,033	8,536,571	9,065,458	5,434,144	5,612,355	5,864,239
Net assets per share (yen) (consolidated)	671.35	689.21	830.50	735.82	723.58	861.58
Ordinary income (consolidated)	150,451	159,179	156,118	98,389	108,069	96,723
Ordinary profit (consolidated)	35,953	41,320	45,730	18,697	28,271	21,064
Net income (consolidated)	22,726	25,042	28,680	15,405	24,314	17,076
Net income per share (yen) (consolidated)	30.06	33.52	39.48	36.05	69.85	51.24
Dividend per share (yen)	Common stock 8.50	Common stock 9.00	Common stock 10.00	1st class preferred stock 189,000 2nd class preferred stock 189,000	Common stock 4.00	Common stock 9.00

8.	Forecast

The forecast for the Holding Company’s operating results, as well as other forecasts, are being prepared and will be announced once they are determined.

9.	Other

The Business Integration is subject to obtaining the approval of shareholders of the Companies for matters necessary for the Business Integration and obtaining regulatory approvals required for the Business Integration.

End

<Contacts for inquiries regarding this notice>

Joyo
Sasaki and Mimura, Corporate Planning Department, Public Relations Office
Tel: 029-300-2605

Ashikaga HD
Ebihara and Takabayashi, Corporate Planning Department, Public Relations and IR Group
Tel: 028-626-0401